UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                            SEC File Number 001-09341
                            CUSIP Number 44935s 10 7

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D
|_| Form N-SAR |_| Form N-CSR

            For Period Ended: December 31, 2005

            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR

            For the Transition Period Ended: N/A

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                          PART I-REGISTRANT INFORMATION

                                   iCAD, Inc.
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                             Full Name of Registrant

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                            Former Name if Applicable

                            4 Townsend West, Suite 17
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            Address of Principal Executive Office (Street and Number)

                                Nashua, NH 03063
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                           (City, State and Zip Code)

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                        PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant could not complete its annual report on Form 10-K for the fiscal year ended December 31, 2005 on a timely basis due to unanticipated delays arising in connection with its preparation.

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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Annette Heroux               603                      882-5200
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          (Name)                (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   iCAD, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 16, 2006                    By: /s/ Annette Heroux
                                            ------------------------------------
                                            Vice President of Finance, Chief
                                            Financial Officer

      Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                                   iCAD, Inc.

                  With respect to its Form 10-K for the fiscal
                          year ended December 31, 2005

      The registrant estimates that its results of operations for the fiscal year ended December 31, 2005 as reflected in its statements of operations to be included in its Form 10-K for the fiscal year ended December 31, 2005 will reflect a decrease in sales to $19,803,222 as compared to $23,308,462 for the fiscal year ended December 31, 2004. In addition, the registrant expects to report a loss from operations in the fiscal year ended December 31, 2005 of $4,635,176 compared to a loss from operations of $267,219 for the fiscal year ended December 31, 2004. In addition, the registrant expects to report a net loss of $4,744,137 for the fiscal year ended December 31, 2005 compared to a net loss of $828,263 for the fiscal year ended December 31, 2004.